FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
dated May 16, 2017
BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS
(Exact Name as Specified in its Charter)
BrasilAgro – Brazilian Agricultural Real Estate Company
U(Translation of Registrant’s Name)1309 Av. Brigadeiro Faria Lima, 5th floor, São Paulo, São Paulo 01452-002, Brazil
U(Address of principal executive offices) Julio Cesar de Toledo Piza Neto,
Chief Executive Officer and Investor Relations Officer,
Tel. +55 11 3035 5350, Fax +55 11 3035 5366, ri@brasil-agro.com
1309 Av. Brigadeiro Faria Lima, 5th floor
São Paulo, São Paulo 01452-002, Brazil
U(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ⌧   Form 40-F ☐▪
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1): U
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): U
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐   No ⌧▪
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 16, 2017

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS

	By:	/s/ André Guillaumon
		Name:	André Guillaumon
		Title:	Chief Executive Officer and Operation Officer

Date: May 16, 2017
	By:	/s/ Gustavo Javier Lopez
		Name:	Gustavo Javier Lopez
		Title:	Chief Administrative Officer Officer and Investor Relations Officer



Earnings Release

3Q17

brasilagro

www.brasil-agro.com

brasilagro

Earnings Release

For the quarter ended March 31, 2017

Price (05. 04.17)
AGRO3: R$12.80
LND: US$3.98

Investor Relations

Gustavo Javier Lopez
IRO

Ana Paula Zerbinati Ribeiro
Thaís Lima
Investor Relations

Contacts
+ 55 (11) 3035 5374
ri@brasil-agro.com

Website
www.brasil-agro.com

Conference Call

Portuguese with simultaneous translation into English

May 08, 2017
2:00 p.m. (Brasília)
1:00 p.m. (NY)
Phone: +55 (11) 3127 4971
Phone: +1 516 300 1066
Password: BrasilAgro

São Paulo, May 05, 2017 – BrasilAgro (BM&FBOVESPA: AGRO3) (NYSE: LND), the Brazilian leader in acquiring, developing and selling rural properties that offer high potential for price appreciation in Brazil, announces its consolidated results for the quarter ended March 31, 2017. The consolidated quarterly information is prepared in accordance with International Financial Reporting Standards (IFRS).

Highlights

- Net Revenue of R$77.7 million in 9M17.
- Net Income of R$6.1 million in 9M17.
- Acquisition of 17,600 hectares for R$100.0 million and agricultural partnership of 15,000 hectares in Maranhão.
- Sale of 274 hectares of Fazenda Araucária for R$13.2 million (1,000 bags/ha).



AGRO3 NOVO MERCADO BM&FBOVESPA

LND LISTED NYSE

Message from Management

During 3Q17, we completed two important real estate transactions for the Company: the acquisition of 17,600 hectares in Maranhão, and; the sale of 274 hectares of Fazenda Araucária in Goiás. In addition, we concluded an agricultural partnership, also in Maranhão, to operate an area of 15,000 hectares.

The transaction in Maranhão, located in the municipality of São Raimundo das Mangabeiras, consists of the acquisition of 17,600 hectares, 10,000 hectares of which are arable, have already been developed and will be used for the planting of grain crops. The acquisition price was R$100.0 million (R$10 thousand/arable hectare), which will be paid in full upon the fulfillment of certain conditions by the sellers.

The agricultural partnership consists of 15,000 hectares of arable and developed land, already planted mostly with sugarcane.

The sale of 274 hectares of plateau area (200 arable hectares) of Fazenda Araucária amounted to 1,000 soybean bags per arable hectare or R$13.2 million (~R$66,227/ha). This sale has an Internal Rate of Return (IRR) of 20.4%.

These transactions were of great significance for the Company, not only because of their size and cash generation, but mainly because it confirms our commitment to delivering results and finding opportunities to create value in order to continue growing consistently and sustainably.

We closed 9M17 with Net Income of R$6.2 million, and Net Revenue of R$77.7 million, reflecting the period sale of 14,500 thousand tons of grain (soybean and corn), as well as the financial result of R$22.2 million.

Regarding the operating activities, we began harvesting the 2016/17 soybean and corn crops. By the date of this release, harvesting was 82.2% complete in the properties in Brazil and 57.0% complete in Paraguay. Soybean and corn yields are above expectations in Brazil and Paraguay, due to good rainfall during crop development and harvesting periods.

At the sugarcane farms, we started harvesting the 2017 sugarcane crop in April. We estimate to harvest more than 1.600.000 tons of sugarcane in the Midwest and Maranhão farms by the end of the season.

The conclusion of these real estate transactions, aggregated with the good progress of the operational activities, will be the pillars for the Company to continue growing and generating sustainable value in the long term to its shareholders.

Operating Performance

Purchase and Agricultural Partnership


Fazenda São José
(São Raimundo das Mangabeiras/MA)

We conducted a purchase and agricultural partnership for a property in the municipality of São Raimundo das Mangabeiras, state of Maranhão.

We acquired 17,566 hectares, 10,000 hectares of which are arable and have already been developed, and will be used for the planting of grain crops. The other 7,566 hectares are permanent preservation and legal reserve areas. The acquisition price is R$100.0 million (R$10 thousand/arable hectare)

The Agricultural Partnership consists of 15,000 hectares of arable and developed land, already planted mostly with sugarcane. The Agricultural Partnership has a term of 15 years, which may be extended for the same period.

Sale of Property

We sold 274 hectares (200 arable hectares) of Fazenda Araucária. The rural property, located in the Municipality of Mineiros, State of Goiás, was acquired in 2007 and had a total area of 9,862 hectares, of which 394 hectares were sold in May 2013, and 1,164 hectares in July 2014, remaining 7,853 hectares remaining in the portfolio.

The total amount of the sale was 1.000 soybean bags per arable hectare or R$13.2 million (~R$66,227/ha) – after the conduction of the geo-referencing process, the area was changed to 274 (200 arable hectares), an increase in relation to the area disclosed in material fact on March 27.

The buyer made the initial payment of 39,254 soybean bags and the remaining balance will be paid in four annual installments. The buyer made the payment of the first installment and took possession of the area in early April and, therefore, the sale will be accounted for in the next quarter.

This plot of the farm is valued in the Company's books at R$3.0 million (acquisition cost + investments net of depreciation) and has an Internal Rate of Return (IRR) of 20.4%.

Development of Areas

We are undergoing a process to transform approximately 5,062 hectares, 3,562 of which in Brazil and 1,500 in Paraguay, representing average growth of 36%.

Property Portfolio

On the date of this release, the Company's property portfolio consisted of 227,644 hectares across six Brazilian states and Paraguay, as shown in the table below:

	Farms	Location	Aquisition date	Project	Total area ha	Arable area ha
1	Fazenda Jatobá	Jaborandi/BA	Mar/07	Grains and Pasture	31.606	24.254
2	Fazenda Alto Taquari	Alto Taquari/MT	Ago/07	Sugarcane	5.186	3.666
3	Fazenda Araucária	Mineiros/GO	Abr/07	Sugarcane	7.850	5.782
4	Fazenda Chaparral	Correntina/BA	Nov/07	Grains	37.182	27.414
5	Fazenda Nova Buriti	Bonito de Minas/MG	Dez/07	Forest	24.247	19.004
6	Fazenda Preferência	Baianópolis/BA	Set/08	Grains and Pasture	17.799	14.237
7	Fazenda Parceria II	Ribeiro Gonçalves/PI	Nov/13[1]	Grains	7.455	7.455
8	Fazenda Parceria III	Alto Taquari/MT	Mai /15[2]	Sugarcane	4.263	4.263
9	Fazenda Parceria IV	São Raimundo das Mangabeiras/MA	Fev/17[3]	Sugarcane	15.000	15.000
10	Fazenda São José	São Raimundo das Mangabeiras/MA	Fev /17	Grains and Sugarcane	17.566	10.000
11	Palmeiras[4]	Boquerón/Paraguai	Dez/13	Grains and Pasture	59.490	30.358
	Total				**227.644**	**161.433**

1- BrasilAgro entered into an agricultural exploration partnership in the Parceria II Farm for up to 11 harvests, involving up to 10,000 hectares.

2- BrasilAgro entered into an agricultural exploration partnership in the Parceria III Farm potentially up to March 31,2026.

3 - BrasilAgro entered into an agricultural exploration partnership in the Parceria IV Farm for 15 years of planting of sugarcane, with option of renewal for another 15 years.

4- New social denomination of the operation in Paraguay.

Market Value of the Portfolio

We appraise the market value of our farms every year. On June 30, 2016, date of the appraisal, the market value of our portfolio, was R$1.1 billion

In order to estimate the market value of our farms, we considered for each property: (i) its level of development; (ii) soil quality and maturity; and (iii) agricultural aptitude and potential.

Fazenda (R$ mil)	Venda no Período	BrasilAgro 30/06/2014	Venda no Período	BrasilAgro 30/06/2015	Venda no Período	BrasilAgro 30/06/2016	Variação %
Cremaq	-	239.342	270.000	-	-	-	n.a.
Jatobá	-	247.127	-	298.815	-	303.455	1,6%
Chaparral	-	221.751	-	256.919	-	262.747	2,3%
Preferência	-	47.044	-	52.255	-	56.564	8,2%
Alto Taquari	-	109.827	-	117.245	-	120.607	2,9%
Araucária	41.300	138.500	-	144.019	-	150.881	4,8%
Nova Buriti	-	29.101	-	29.654	-	31.967	7,8%
Palmeiras (50%)	16.442	78.856	-	111.108	-	154.849	39,4%
Valor de mercado	**57.742**	**1.111.548**	**270.000**	**1.010.015**	**-**	**1.081.070**	**7,0%**

From an accounting standpoint, the property portfolio is recognized under "Non-current assets" as properties for investment, stated at cost plus investments less accrued depreciation. On June 30, 2016, this amount was R$390.8 million and included the book value of the properties in Brazil and the investment in Palmeiras (old Cresca).

The valuation does not include São José Farm, recently acquired.

Agricultural Operations

The table below shows the breakdown of planted area by farm:

Planted Area	Sugarcane	Soybean	Corn	Pasture	Other	Total
Jatobá Farm		3.818	3.059	4.504	7.651	19.032
Alto Taquari Farm	3.554					3.554
Araucária Farm	4.400					4.400
Chaparral Farm		9.518	2.235	3.052	1.754	16.559
Preferência Farm				6.702		6.702
Partnership II Farm		6.892	559			7.451
Partnership III Farm	3.910					3.910
São José Farm and Partnership IV Farm	17.834					17.834
Palmeiras		2.321	1.737	2.167	3.206	9.431
Total 16/17	**29.698**	**22.549**	**7.590**	**16.425**	**12.611**	**88.873**

Agricultural Operations – Brazil

- **Grains**

We planted 20,228 hectares of soybean, 5,853 hectares of corn and 1,754 hectares of cover (brachiaria).

In 3Q17, we began harvesting the 2016/17 soybean and corn crops. By the date of this release, we had concluded 92.6% of the soybean harvest and 42.2% of the corn harvest.

We expect a result above that initially estimated on the farms of Piauí and Bahia, impact of the good level of rainfall during the development of the crops and in the harvest period.

Sugarcane

In April, we began harvesting the sugarcane crop in the Midwest and, by the date of this release, we had concluded the harvest of 109 hectares.

This month, we will start harvesting the sugarcane crop in Maranhão (Fazenda Parceria IV and Fazenda São José).

- **Cattle Raising**

Until the date of this release, we had 5,549 head of cattle in the Preferência Farm, distributed in 6,702 hectares of already active pasture. The Jatobá and Chaparral farms have 7,556 hectares of pasture and we are in process of building the infrastructure to receive the animals.

- **Leasing**

In order to improve the Company's results and mitigate operating risks, we leased 7,651 hectares to third parties in the state of Bahia. The areas were leased to local farmers and the contracts have a term of up to five harvests.

Agricultural Operations – Paraguay

- **Grains**

We planted 2,321 hectares of soybean, 1,737 hectares of corn and 3,206 hectares of cover (brachiaria), and we began harvesting in 3Q17. By the date of this release, we had concluded the harvest of 57.0% of the area.

- **Cattle**

We ended the period with 1,881 head of cattle distributed in 2,167 hectares of already active pasture.

Financial Performance

The consolidated financial statements were prepared and are being presented in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board.

EBITDA and Adjusted EBITDA

EBITDA (R$ thousand)	3Q17	3Q16	Change	9M17	9M16	Change
Gross Profit	**7.519**	**(17.785)**	**n.a.**	**18.951**	**5.188**	**n.a.**
Selling expenses	(417)	(285)	46.3%	(537)	(1.180)	-54.5%
General and administrative expenses	(5.964)	(6.221)	-4.1%	(19.638)	(20.132)	-2.5%
Other operating income/expenses, net	(119)	(413)	-71.2%	(5.736)	772	n.a.
Depreciations and amortizations	363	1.196	-69.6%	7.201	12.194	-40.9%
EBITDA	**1.382**	**(23.508)**	**n.a.**	**241**	**(3.158)**	**n.a.**

Adjusted EBITDA (R$ thousand)	3Q17	3Q16	Change	9M17	9M16	Change
Gross Profit	**7.519**	**(17.785)**	**n.a.**	**18.951**	**5.188**	**265,3%**
Elimination of gains on biological assets (grains and sugarcane planted)	(16.860)	20.576	n.a.	(13.879)	25.295	n.a.
Selling expenses	(417)	(285)	46.3%	(537)	(1.180)	-54.5%
General and administrative expenses	(5.964)	(6.221)	-4.1%	(19.638)	(20.132)	-2.5%
Other operating income/expenses, net	(119)	(413)	-71.2%	(5.736)	772	n.a.
Derivatives Results	891	120	n.a.	2.064	(1.628)	n.a.
Adjusted Depreciations [1]	1.693	2.966	-42.9%	7.822	11.505	-32.0%
EBITDA Cresca[2]	(686)	(984)	-30.3%	(1.077)	(2.633)	-59.1%
Adjusted EBITDA	**(13.944)**	**(2.027)**	**n.a.**	**(12.030)**	**17.187**	**n.a.**

1- Adjusted Depreciation includes depreciation of harvested grains and sugarcane.
2- Considers 50% of Cresca's EBITDA.

EBITDA is calculated as gross profit adjusted by general, administrative, and selling expenses, other operating revenue and depreciation expenses. Adjusted EBITDA was calculated by excluding biological assets in progress (sugarcane and grains) and adjusting for the harvest's derivative results and depreciation expenses, including depreciation of fixed assets of the farms and administrative installations, developed areas and permanent crops.

Income Statement

As of this quarter, the results of the operation in Paraguay will be disclosed consolidated to the results of the operation in Brazil.

Net Revenue from Sales of Agricultural Products

Net Revenue (R$ thousand)	3Q17	3Q16	Change	9M17	9M16	Change
Total	**14.946**	**6.848**	**118,3%**	**72.693**	**94.967**	**-23,5%**
Farms Sale	3.854	-	n.a.	3.854	-	n.a.
Soybean	8.727	209	n.a.	14.946	18.765	-20,4%
Corn	404	1.146	n.a.	723	11.145	n.a.
Sugarcane	1.105	4.688	-76,4%	50.053	61.736	-18,9%
Leasing	602	202	197,7%	1.420	1.050	35,2%
Services	-	153	n.a.	26	471	-94,5%
Others	254	449	-43,5%	1.671	1.799	-7,1%

Tons	3Q17	3Q16	Change	9M17	9M16	Change
Total	**8.717**	**2.397**	**263,6%**	**527.755**	**797.505**	**-33,8%**
Soybean	7.752	262	n.a.	13.156	18.614	-29,3%
Corn	956	2.124	n.a.	1.372	33.199	n.a.
Sugarcane	-	-	n.a.	512.697	744.903	-31,2%
Others	9	11	-18,1%	530	790	-32,9%

In 3Q17, net revenue from sales totaled R$14.9 million, an increase of R$8.0 million over the same period in the previous year, as a result of: (i) farm sales revenue of R $ 3.8 million from Fazenda Cremaq in 2015, this amount refers to the balance bound to the environmental license of an area of 6,020 hectares that were in the process of splitting geo-referencing and that is why the real estate was pending, with the record the amount was released; (ii) due to the increase in the volume sold in the period.

Sugarcane revenue in 3Q17 in the amount of R$1.1 million refers to the price adjustment according to CONSECANA – SP index.

Net revenue from grains (soybean and corn) fell 52.4% in 9M17 compared to the previous year, from R$29.9 million, from the sale of 51,800 tons, to R$15.7 million, from the sale of 14,500 tons.

Soybean revenue decreased 20.4% in 9M17 compared to the previous year, from R$18.8 million, from the sale of 18,600 tons at R$1,008.1 per ton, to R$14.9 million, from the sale of 13,100 tons at R$1,136.1 per ton.

Corn revenue in 9M17 had a variation over the year before, from R$11.0 million, from the sale of 33.200 tons at R$335.7 per ton, to R$723,000, from the sale of 1.4 tons at R$527.0 per ton.

Sugarcane revenue decreased by 18.9% in 9M17 compared to the previous year, from R$61.7 million, from the sale of 744,900 tons at R$82.9 per ton, to R$50.0 million, from the sale of 512,700 tons at R$97.6 per ton. The increase in the per-ton sugarcane price was due to the 3% upturn in the amount of TRS (total recoverable sugar) per

ton harvested, from 141.7 kg/ton in 3Q16 to 146.6 kg/ton in 3Q17. The decrease in sales volume was chiefly due to the maturity of the cane field and the decrease in harvested area.

Leasing revenue in 9M17 in the amount of R$1.4 million, reflects leasing to third parties in the Farms of the state of Bahia.

The 94% reduction in service revenue was due to the termination of the advisory service provision contract entered into with Cresca. The termination of the contract is part of the shareholders' agreement entered into with our partner, through which both parties divide in equal parts all of their assets, including rural properties, with the subsequent termination of the service provision agreement.

Other sales revenue totaling R$1.7 million in 9M17 came from the sale of inputs (seeds, fertilizers and byproducts) from areas that were not planted in the 2016/17 harvest year, and machinery.

Gains or Losses of Agricultural Products and Biological Assets

Biological Assets and Agricultural Products (R$ thousand)	Soybean 16/17	Corn(1) 16/17	Sugarcane	Cattle	Gain / Loss in 03/31/2017
Gain and loss on agricultural products	2.974	(48)	10.685	-	13.611
Gain and loss on biological assets	5.557	(2.110)	(5.717)	(5.877)	(8.147)
Change on biological assets fair value	**8.531**	**(2.158)**	**4.968**	**(5.877)**	**5.464**

Gains or losses from the variation in the fair value of agricultural products are determined by the difference between their harvested volume at market value (net of selling expenses and taxes) and the production costs incurred (direct and indirect costs, leasing and depreciation).

Harvested agricultural products are measured at their value at the time of harvest considering the market price of the area of each farm.

Biological Assets (R$ thousand)	Soybean 16/17	Corn(1) 16/17	Sugarcane	Gain / Loss in 03/31/2017
Area (hectares)	3.426	267	6.659	10.352
Prodution (Tons)	11.426	1.348	539.221	551.995
Productivity (Ton./ha)	3,3	5,0	81,0	53,3
Fair Value (R$)	10.091	548	46.230	56.868
Cost of production (R$)	(7.117)	(596)	(35.545)	(43.257)
Gain and loss on biological assets (R$)	**2.974**	**(48)**	**10.685**	**13.611**

Biological assets correspond to agricultural products in formation (not yet harvested) and cattle, measured at the net present value of the expected cash flow from these products. The calculation of fair value considers the best estimates in relation to sales prices, discount rates, direct and indirect costs, leasing, yields and selling expenses.

Cattle biological assets are measured at fair value and controlled in accordance with two methodologies: 12 to 15-month calves and steers (heifers) are controlled and valued by head, while older animals are controlled by weight.

Fair value variation is impacted by variations between fair value and cost, as well as by fair value variations between the periods.

Biological Assets - Cattle	Total Heads	Value (R$/thousand)
In June 30,2016	**4.148**	**5.241**
Aquisition, Birth | Aquisition Expenses	2.532	3.766
Handling Expenses	-	3.575
Deaths	(78)	(66)
Fair value variation	-	(5.877)
In March 31,2017	**6.602**	**6.639**

Since July 1, 2016, biological assets corresponding to ratoons of sugarcane have been measured at cost less depreciation (Accounting Standard IAS 16), while planted cane will continue to be measured at fair value (Accounting Standard IAS 41).

Gains or losses from the variation in the fair value of biological assets are determined by the difference between their fair value and their book value. Book value includes investments and costs effectively incurred until the moment of appraisal, as well as write-offs arising from the harvesting of the agricultural products.

The table below shows the results of the sugarcane harvest:

Year ended June 30,2016	Crop 2015	Crop 2016
Net Revenues	62.216	21.412
Cost of Sales	- 51.839	- 23.765
Gain (loss) of agriculture products	13.095	6.439
Profit (Loss)	**23.472**	**4.086**
Tons harvested	**791.185**	**330.280**

Year ended March 31,2017	Crop 2015	Crop2016
Net Revenues		50.053
Cost of Sales		- 43.275
Gain (loss) of agriculture products		10.685
Profit (Loss)	**-**	**17.462**
Tons harvested		**539.221**

Impairment

A provision to adjust inventories at the net realized value of agricultural products is constituted when the fair value of the inventory is higher than the realized value. The realization value is the sales price estimated during the normal course of business less estimated selling expenses.

On March 31, 2017, the amount recognized corresponds to a loss of R$437,000.

Cost of Goods Sold

(R$ thousand)	3Q17	3Q16	Change	9M17	9M16	Change
Total of cost of goods sold	**(7.482)**	**(3.099)**	**141,4%**	**(58.769)**	**(81.165)**	**-27,6%**
Soybean	(6.665)	(239)	n.a.	(12.211)	(15.952)	-23.5%
Corn	(391)	(1.053)	-62,9%	(569)	(9.982)	-94,3%
Sugarcane	145	38	n.a.	(43.275)	(51.043)	-15.2%
Livestock	(7)	-	-99,4%	(64)	-	n.a.
Leasing	-	(1.080)	n.a.	-	(2.809)	n.a.
Others	(563)	(765)	n.a.	(2.650)	(1.379)	n.a.

In 9M17, the cost of goods sold (COGS) came to R$58.8 million. Due to the fair value adjustments of agricultural products, period changes in costs are directly linked to the market price of commodities at the time of harvest.

In 9M17, total soybean COGS decreased by 23.5% year-over-year, from R$15.9 million, from the sale of 18,600 tons at R$857.0 per ton, to R$12.2 million, from the sale of 13,100 tons at R$928.2 per ton.

Total corn COGS decreased by 94.3% in 9M17 over the previous year, from R$9.9 million, from the sale of 33,200 tons at R$300.7 per ton, to R$569,000, from the sale of 1,300 tons at R$414.7 per ton.

Total sugarcane COGS decreased by 15.2% in 9M17 year-over-year, from R$51.0 million, from the sale of 744,900 tons at R$68.5 per ton, to R$43.3 million, from the sale of 512,700 tons at R$84.4 per ton.

Total cattle raising COGS in 9M17 is a result of the death of animals during the period.

Total others COGS in 9M17 refers to the sell inputs (seeds, fertilizers and byproducts).

Selling Expenses

(R$ thousand)	3Q17	3Q16	Change	9M17	9M16	Change
Selling expenses	**(417)**	**(285)**	**46,2%**	**(537)**	**(1.180)**	**-54,5%**
Freight	(160)	(78)	104,5%	(176)	(103)	70,8%
Storage and Processing	(207)	(149)	39,0%	(581)	(976)	-40,5%
Others	(50)	(58)	-13,8%	220	(101)	n.a.

In the six-month period ended March 31, 2017, selling expenses totaled a positive R$537,000, primarily due to the reversal of R$275,000 in the allowance for doubtful accounts from the renegotiation of the terms for the settlement of machinery sales and the decrease in freight, storage and processing expenses, following the period reduction in grain sales volume.

General and Administrative Expenses

(R$ thousand)	3Q17	3Q16	Change	9M17	9M16	Change
General and administrative expenses	**(5.964)**	**(6.221)**	**-39,9%**	**(19.638)**	**(39.682)**	**-2,5%**
Depreciations and amortizations	(179)	(173)	3,5%	(530)	(582)	-8,9%
Personnel expenses	(4.114)	(3.837)	7,2%	(12.903)	(12.858)	0,3%
Expenses with services provider	(725)	(946)	-23,4%	(2.402)	(2.318)	3,6%
Leases and Rents	(200)	(194)	3,1%	(589)	(558)	5,6%
Others expenses	(746)	(1.071)	-30,3%	(3.214)	(3.816)	-15,8%

In 9M17, general and administrative expenses fell by 2.5% over the same period in the previous year, from R$20.1 million to R$19.6 million.

Other expenses primarily refer to expenses with travel, telephone, building maintenance, ITR (rural property tax), systems, among others.

Other Operating Income / Expenses

(R$ thousand)	3Q17	3Q16	Change	9M17	9M16	Change
Other operating income/expenses	**(119)**	**(413)**	**-71,2%**	**(5.736)**	**772**	**n.a.**
Gain/Loss on sale of fixed assets	(14)	(56)	-75,0%	(536)	44	n.a.
Management Fee - Cresca Reversal	-	-	n.a.	(2.490)	-	n.a.
Provisions for lawsuits	(83)	(367)	-77,4%	(545)	(1.540)	-64,6%
Alto Taquari Farm	34	-	n.a.	34	2.277	n.a.
Others	(56)	10	n.a.	(2.199)	(9)	n.a.

Other operating expenses came to R$5.7 million in 9M17, mainly due to the management fee reversal of Cresca, totaling R$2.5 million and other expenses refer primarily to costs with termination incurred in the period, referring to the resignation of the CEO and payment of a fine of ICMS on undue credit in operations of use and consumption, fixed assets, diesel oil and agricultural inputs.

Financial Result

(R$ thousand)	3Q17	3Q16	Change	9M17	9M16	Change
Total	**5.784**	**(6.898)**	**n.a.**	**22.204**	**57.785**	**-62%**
Interest	(1.477)	(717)	106,0%	(3.542)	(1.873)	89,1%
Monetary variations	(185)	(647)	-71,4%	(495)	(2.521)	-80,4%
Foreign exchange variations on liabilities	(1.603)	(5.299)	-69,7%	(1.380)	5.833	n.a.
Unwind of present value adjustment	(1.395)	(445)	n.a.	(2.888)	4.152	n.a.
Results with derivatives	8.558	(8.083)	n.a.	18.738	28.720	-34,8%
Other financial income / expenses	1.886	8.293	-77,3%	11.771	23.474	-49,9%

The consolidated financial result is composed of the following items: (i) interest on financing; (ii) the impact of the monetary variation on the amount payable from the acquisition of the Alto Taquari and Nova Buriti Farms; (iii) the impact of the U.S. dollar exchange variation on the offshore account and Cresca's receivables; (iv) the present value of Cremaq, Araucária and São Pedro Farms' sales receivables, fixed in soybean bags; (v) the result from hedge operations; and (vi) bank fees and expenses and returns on cash investments.

Monetary variations refer to the amount payable for the acquisition of the Nova Buriti Farm, which is adjusted by the IGPM general market price index and the reduction in the balance payable of the Alto Taquari Farm.

Foreign exchange variations refer to margin deposits as collateral for derivative transactions with offshore brokerage houses and Cresca's receivables. Foreign exchange variations between 9M17 and 9M16 were due to the depreciation of the real, from 14.1% to -3.5%.

The reduction in the gain (loss) line was mainly due to the reduction in the balance receivable by farms denominated in bags of soybean, and the fall in the prices of CBOT soybean and the real against the dollar.

The derivatives result reflects the commodities hedge operations result and the impact of the exchange variation on cash, which was partially dollarized in order to maintain purchasing power in regard to inputs, investments and new acquisitions, which have a positive correlation with the U.S. currency. In 9M17, the result of derivative transactions was R$18.7 million, R$8.2 million related to currency operations and R$10.5 million to operations with commodities. In 9M16, derivative operations totaled R$28.7 million, R$24.5 million of which related to currency operations and R$4.2 million to operations with commodities.

The reduction in other financial income / expenses is due to the decrease in the Company's cash position, from an average cash flow of R$255.4 million in 9M16 to R$144.3 million in 9M17.

Derivative Operations

Our risk policy primarily aims to hedge the Company's cash flow. In this context, we are concerned not only with the main components of our revenue, but also the main components of our production costs. We therefore monitor on a daily basis: a) the international prices of the main agricultural commodities produced by the Company, usually expressed in U.S. dollars; b) the base premium, i.e. the difference between the international and domestic commodity price; c) exchange rates; and d) the prices of the main components such as freight, fertilizers and chemicals, that can significantly impact costs.

The points analyzed when deciding on the price and margin hedging strategy and tools are listed below:

- Estimated gross margin based on the current price environment.
- Standard deviation from the estimated gross margin for different pricing strategy scenarios.
- Analysis of the estimated gross margin in stress scenarios for different hedge strategies.
- Comparison between current estimates and the Company's budget.
- Comparison of the estimated gross margin and the historical average.
- Market expectations and trends.
- Tax aspects.

Hedge Position on May 03, 2017.

Crop	Soybean			FX		
	Volume[1]	% de hedge[2]	Price (USD/bu.)	Volume ('000)	% de hedge[3]	BRL/USD
16/17	53.178 ton	100%	9,94	U$ 19.877	100%	3,39

1- Net production volume estimated + receivables from farm sales.
2- Percentage of volume in tons of soybean locked in.
3- Percentage of expected revenue in USD.

Balance Sheet

Cash and Cash Equivalents

Cash and Cash equivalents	03/31/2017	06/30/2016	Change
Cash and Cash equivalents	**18.607**	**54.204**	**-65,7%**
Cash and Banks	14.235	6.313	n.a.
Repurchase agreements	4.372	40.417	-89,2%
Bank deposit certificates	-	7.474	n.a.
Markable securities	**1.588**	**113.559**	**-98,6%**
Restricted financial investments	-	49.703	n.a.
Bank deposit certificates	-	21.670	n.a.
Variable income transactions	1	10.058	n.a.
Treasury financial bills	1.587	32.128	-95,1%
Restricted Markable securities	**22.084**	**20.353**	**8,5%**
Bank deposit certificates	8.763	8.087	8,4%
Banco do Nordeste (loan guarantees)	13.321	12.266	8,6%
Total	**42.279**	**188.116**	**-77,5%**

The Company ended the period with a cash position of R$42.3 million, a decrease of 77.5% over June 30, 2016. This reduction is a result of the acquisition of 17,566 hectares of the São José Farm, in Maranhão, in the amount of R$100.0 million, dividend distribution and investment.

Indebtedness

The table below shows our short and long-term loans and financing position on March 31, 2017 and June 30, 2016.

Loans and Financing (R$ thousand)	Expiration (Position in 03/31/2017)	Annual Interest Tax - %	03/31/2017	06/30/2016	Change
Short term					
Financiamento de Custeio Agrícola	Nov-17	9,5 to 12,75	10.410	35.087	-70,3%
Financiamento Projeto Bahia	Dec - 17	TJLP + 3,45 and 4,45 / SELIC + 3,45 / Pre 4,00 to 8,50	14.381	13.646	5,4%
Capital de Giro	Jun-17	2,30% + 100% of CDI	15.307	-	n.a.
Capital de Giro (USD)	Aug - 17	0,0349	4.776	-	n.a.
Financiamento de Máquinas e Equipamentos	Nov-16	TJLP + 8,70	-	114	n.a.
Financiamento de cana-de-açúcar	Aug - 17	TJLP + 2,70 and 12,75	8.008	261	n.a.
Arrendamento Financeiro Canavial - Parceria III	Nov- 17	6,92%	1.519	2.507	-39,4%
			54.401	51.615	5,4%
Long term					
Financiamento de cana-de-açúcar	Feb - 20	TJLP + 2,70	1.000	1.551	-35,5%
Financiamento Projeto Bahia	Oct-20	TJLP + 3,45 and 4,45 / SELIC + 3,45 / Pre 4,00 to 8,50	32.813	43.453	-24,5%
Arrendamento Financeiro Canavial - Parceria III	Nov-18	6,92%	2.691	3.266	-17,6%
Arrendamento Financeiro Canavial - Parceria IV	Jan-32	R$/kg 0,6462	29.048	-	n.a.
			65.552	48.270	35,8%
Total			**119.953**	**99.885**	**20,1%**

On June 30, 2016 and March 31, 2017, the balance of loans and financing was R$99.9 million and R$120.0 million, respectively. The payment of interest and amortization totaled R$39.9 million in 3Q17.

In 3Q17, a total of R$17.2 million was disbursed in new financing referring to the cost of sugarcane and corn operations.

Acquisitions Payable

On March 31, 2017, the balance of accounts payable on acquisitions was R$29.0 million and refers to the amount payable for the acquisition of the Nova Buriti Farm, which is monthly adjusted by the IGPM general market price index.

Properties for Investment

The fundamental pillars of the Company's business strategy are the acquisition, development, exploration and sale of rural properties suitable for agricultural activities. The Company acquires rural properties with significant potential for generating value, subsequently holding the assets and carrying out profitable agricultural activities on them.

Once we acquire our rural properties, we begin to implement high-value-added crops and to transform these rural properties by investing in infrastructure and technology, while also entering into lease agreements with third parties. In line with our strategy, when we deem a rural property has reached its optimal value, we sell it to capture the capital gains.

The rural properties acquired by the Company are booked at their acquisition cost, which does not exceed their realized net value, and are recognized under "Non-Current Assets".

Properties for investment are evaluated at their historical cost, plus investments in buildings, improvements and the clearing of new areas, less accrued depreciation, in accordance with the same criteria detailed for fixed assets.

Farm	Acquisition value	Buildings and improvements	Opening area	Construction in progress	Properties for Investment
Initial Balance	204.690	23.468	52.690	7.019	287.867
In June 30, 2016					
Acquisitions	103.301	54	173	12.575	116.103
Reductions	(41)	(21)	-	-	(62)
(-) Depreciation/ Amortization	-	(612)	(8.054)	-	(8.666)
In March 31, 2017	**307.950**	**22.889**	**44.809**	**19.594**	**395.242**

On March 31, 2017, we recorded R$19.6 million in ongoing work, which refers to the clearance of areas at the Chaparral, Araucária, Preferência and Jaborandi farms.

CAPEX – Area Clearance

The table below shows the breakdown of investments in our properties:

(R$ thousand)	3Q17	3Q16	Change	9M17	9M16	Change
Maintenance	915	375	n.a.	2.265	1.115	n.a.
Opening	221	781	-71,8%	5.981	1.490	n.a.
Total	**1.136**	**1.156**	**-1,7%**	**8.246**	**2.605**	**n.a.**

Depreciation – Area Clearance

The table below gives a breakdown of the depreciation of cleared area:

(R$ thousand)	3Q17	3Q16	Change	9M17	9M16	Change
Maintenance	(465)	(493)	-5,6%	(1.391)	(1.504)	-7,5%
Opening	(2.276)	(2.133)	6,7%	(6.663)	(6.393)	4,2%
Total	**(2.741)**	**(2.627)**	**4,4%**	**(8.054)**	**(7.897)**	**2,0%**

Cresca S.A. – Paraguay

Financial Performance

EBITDA (R$ thousand)	9M17	9M16	Change
Gross Profit	**(1.345)**	**(2.614)**	**-48,55%**
Elimination of gains on biological assets (grain and sugarcane planted)	744	(861)	n.a.
Selling expenses	(1.438)	(959)	49,9%
General and administrative expenses	(1.031)	(1.890)	-45,4%
Other operating income/expenses	1.007	(29)	n.a.
Depreciations and amortizations	706	609	15,9%
EBITDA	**(1.357)**	**(5.744)**	**-76,4%**

Financial Statements - R$ thousand	9M17	9M16	Change
Revenues from grains	9.502	3.897	n.a.
Revenues from cattle sale	4.525	4.529	-0,1%
Sale of inputs	-	-	n.a.
Revenues from farm sale	64	127	-49,6%
Net Sales Revenue	**14.155**	**8.584**	**64,9%**
Change in fair value of biological assets and agricultural products	6.554	14.551	-55,0%
Impairment	(612)	658	n.a.
Net Revenue	**20.097**	**23.793**	**-15,5%**
Cost of agricultural products sale	(15.012)	(10.205)	47,1%
Cost of production of grains	(7.176)	(14.055)	-48,9%
Cost of farm sale	(52)	(17)	n.a.
Others	(4)	(107)	n.a.
Gross Profit (loss)	**(2.147)**	**(591)**	**263,3%**
Selling expenses	**(1.438)**	**(959)**	**49,9%**
General and administrative expenses	**(1.031)**	**(1.890)**	**-45,4%**
Depreciations and amortizations	(57)	75	n.a.
Personnel expenses	(575)	(1.031)	-44,2%
Expenses with services provider[1]	(486)	(831)	-41,5%
Leases and Rents	(55)	(67)	-17,9%
Others expenses	142	(36)	n.a.
Other operating income/expenses, net	**1.007**	**(29)**	**n.a.**
Financial result	**(4.291)**	**(6.298)**	**-31,9%**
Financial income	**237**	**-**	**n.a.**
Financial expenses	**(4.528)**	**(6.298)**	**-28,1%**
Profit (loss) before income and social contribution taxes	**(7.900)**	**(9.767)**	**-19,1%**
Income and social contribution taxes	-	-	-
Profit (loss) for the period	**(7.900)**	**(9.767)**	**-19,1%**
BrasilAgro Interest	**50%**	**50%**	
BrasilAgro results	**(3.950)**	**(4.884)**	**-19,1%**
Amortization of fair value adjustment on the acquisition date (shareholder's loans)	219	337	-35,0%
BrasilAgro results - Equity pick up	**(3.731)**	**(4.547)**	**-17,9%**

	March 31		
Balance Sheet (R$ thousand)	**Cresca**	**Write - Off**	**BrasilAgro**
Assets			
Current assets			
Cash and Cash equivalents	804	-	804
Trade accounts receivable	12.088	-	12.088
Inventories	868	-	868
Biologial assets	-	-	6.620
Recoverable taxes	3.461	-	3.461
Derivative financial instruments	-	216	216
Other assets	369	-	369
	17.590	**216**	**24.426**
Non-current assets			
Investment properties	171.307	85.847	257.154
Property, plant and euipment	503	-	503
	171.810	**85.847**	**257.657**
Total assets	**189.400**	**86.063**	**282.083**
Liabilities and Equity			
Current liabilities			
Trade accounts payable	6.723	-	6.723
Loans and financing	-	-	-
Labor obligations	11	-	11
Transactions with related parties	66.923	-	66.923
	73.657	**-**	**73.657**
Non-current liabilities			
Taxes payable	-	6.156	6.156
	73.657	**6.156**	**79.813**
Total equity	**115.743**	**79.907**	**195.649**
Total liabilities and equity	**263.057**	**86.063**	**349.119**
BrasilAgro Interest			**50%**
BrasilAgro Investment			**97.825**

The Company records as investment its 50% interest in Cresca S.A. Totaling R$97.8 million.

Capital Market

Share Performance

On May 04, 2017, BrasilAgro's shares (AGRO3) were quoted at R$12.80, giving a market cap of R$728.2 million, while its ADRs (LND) were quoted at US$3.98.

AGRO3 x Ibovespa
(base 100 = 11/02/2014)


190
170
150
130
110
90
70
Feb-14 Mar-14 Apr-14 May-14 Jun-14 Jul-14 Aug-14 Sep-14 Oct-14 Nov-14 Dec-14 Jan-15 Feb-15 Mar-15 Apr-15 May-15 Jun-15 Jul-15 Aug-15 Sep-15 Oct-15 Nov-15 Dec-15 Jan-16 Feb-16 Mar-16 Apr-16 May-16 Jun-16 Jul-16 Aug-16 Sep-16 Oct-16 Nov-16 Dec-16 Jan-17 Feb-17 Mar-17 Apr-17
AGRO3
Ibovespa

In 3Q17, daily traded volume in BrasilAgro's shares totaled R$72.1 million from 18,645 trades, while average daily traded volume was R$3.6 million shares.

Highlights - AGRO3	3Q17	3Q16
Average Daily Trade Volume (R$)	3.558.032	4.230.725
Maximun (R$ per share)	11,87	10,68
Mininum (R$ per share)	11,60	10,41
Average (R$ per share)	11,73	10,54
Closing Quote (R$ per share)	11,98	11,30
Variation in the period (%)	9,41%	3,20%

Definitions

2015/2016 Harvest year – fiscal year begun on July 1, 2015 and ended on June 30, 2016.

3Q16 – quarter ended March 31, 2016.

2016/2017 Harvest year – fiscal year begun on July 1, 2016 and ended on June 30, 2017.

3Q17 – quarter ended March 31, 2017



Disclaimer

The statements contained in this document related to the prospects for BrasilAgro's businesses, projected operating and financial income and growth are merely projections, and as such are based exclusively on management's expectations. These expectations depend materially on market conditions, the performance of the Brazilian economy, the industry and international markets, and are therefore subject to change without prior notice.

Income Statement

(R$ thousand)	3Q17	3Q16	Change	9M17	9M16	Change
Revenues from Farm Sales	3.854	-	n.a.	3.854	-	n.a.
Revenues from grains	9.447	1.520	522%	16.420	32.091	-48,8%
Revenues from sugarcane	1.137	4.729	-76%	51.727	63.453	-18,5%
Revenues from leasing	629	311	102%	1.563	1.856	-15,8%
Other revenues	467	818	-43%	2.137	3.197	-33,2%
Deductions from gross revenue	(588)	(530)	11%	(3.008)	(5.630)	-46,6%
Net Sales Revenue	**14.946**	**6.848**	**118%**	**72.693**	**94.967**	**-23,5%**
Change in fair value of biological assets and agricultural products	241	(21.357)	n.a.	5.464	(9.207)	n.a.
Impairment	(186)	(177)	5%	(437)	593	n.a.
Net Revenue	**15.001**	**(14.686)**	**n.a.**	**77.720**	**86.353**	**-10,0%**
Cost of farm sale	-	-	n.a.	-	-	n.a.
Cost of agricultural products sale	(7.482)	(3.099)	141%	(58.769)	(81.165)	-27,6%
Gross Profit	**7.519**	**(17.785)**	**n.a.**	**18.951**	**5.188**	**265,3%**
Selling expenses	**(417)**	**(285)**	**46,3%**	**(537)**	**(1.180)**	**-54,5%**
General and administrative expenses	**(5.964)**	**(6.221)**	**-4,1%**	**(19.638)**	**(20.132)**	**-2,5%**
Depreciations and amortizations	(179)	(173)	3,5%	(530)	(582)	-8,9%
Personnel expenses	(4.114)	(3.837)	7,2%	(12.903)	(12.858)	0,3%
Expenses with services provider	(725)	(946)	-23,4%	(2.402)	(2.318)	3,6%
Leases and Rents	(200)	(194)	3,1%	(589)	(558)	5,6%
Others expenses	(746)	(1.071)	-30,3%	(3.214)	(3.816)	-15,8%
Other operating income/expenses, net	**(119)**	**(413)**	**-71,2%**	**(5.736)**	**772**	**n.a.**
Equity pick up	**(1.430)**	**(609)**	**134,8%**	**(3.730)**	**(4.547)**	**-18,0%**
Financial result	**5.784**	**(6.898)**	**n.a.**	**22.204**	**57.785**	**-61,6%**
Financial income	**21.147**	**48.839**	**-56,7%**	**71.475**	**148.620**	**-51,9%**
Interest on Financial Investments	2.335	12.428	-81,2%	14.614	33.126	-55,9%
Interest on assets	677	1.451	-53,3%	3.272	4.012	-18,4%
Foreign exchange variations on liabilities	976	(2.493)	n.a.	8.997	13.003	-30,8%
Unwind of present value adjustment	976	4.044	-75,9%	4.121	14.305	-71,2%
Realized results with derivatives	3.255	18.700	-82,6%	13.162	57.416	-77,1%
Unrealized results with derivatives	12.928	14.709	-12,1%	27.309	26.758	2,1%
Financial expenses	**(15.363)**	**(55.737)**	**-72,4%**	**(49.271)**	**(90.835)**	**-45,8%**
Interest expenses	(328)	(3.923)	-91,6%	(1.906)	(9.030)	-78,9%
Bank charges	(121)	(212)	-42,9%	(937)	(622)	50,6%
Interest on liabilities	(2.154)	(2.168)	-0,6%	(6.814)	(5.885)	15,8%
Monetary variations	(185)	(647)	-71,4%	(495)	(2.521)	-80,4%
Foreign exchange variations on liabilities	(2.579)	(2.806)	-8,1%	(10.377)	(7.170)	44,7%
Unwind of present value adjustment	(2.371)	(4.489)	-47,2%	(7.009)	(10.153)	-31,0%
Realized results with derivatives	(70)	(33.344)	-99,8%	(2.149)	(39.283)	-94,5%
Unrealized results with derivatives	(7.555)	(8.148)	-7,3%	(19.584)	(16.171)	21,1%
Profit (loss) before income and social contribution taxes	**5.373**	**(32.211)**	**n.a.**	**11.514**	**37.886**	**-69,6%**
Income and social contribution taxes	(832)	10.770	n.a.	(5.331)	(12.902)	-58,7%
Profit (loss) for the period	**4.541**	**(21.441)**	**n.a.**	**6.183**	**24.984**	**-75,3%**
Outstanding shares at the end of the period	**56.888.916**	**58.226.600**		**56.888.916**	**58.226.600**	
Basic earnings (loss) per share - R$	**0,08**	**(0,37)**	**n.a.**	**0,11**	**0,43**	**-74,7%**

Balance Sheet – Assets

Assets	03/31/2017	06/30/2016	Change
Current assets			
Cash and Cash equivalents	18.607	54.204	-65,7%
Markable securities	1.588	113.559	-98,6%
Trade accounts receivable	28.074	18.528	51,5%
Inventories	11.400	22.413	-49,1%
Biologial assets	81.047	22.285	263,7%
Recoverable taxes	5.878	7.470	-21,3%
Derivative financial instruments	9.619	24.497	-60,7%
Transactions with related parties	1.255	1.065	17,8%
Other assets	1.907	858	122,3%
	159.375	264.879	-39,8%
Non-current assets			
Biological assets	6.639	5.241	26,7%
Markable securities	22.084	20.353	8,5%
Recoverable taxes	24.316	21.709	12,0%
Diferred taxes	52.539	55.594	-5,5%
Trade accounts receivable	3.877	14.411	-73,1%
Investment properties	395.242	287.867	37,3%
Transactions with related parties	34.013	44.363	-23,3%
Other assets	6.774	6.377	6,2%
Investments in unquoted equity instruments	97.825	102.955	-5,0%
Property, plant and euipment	44.244	27.803	59,1%
Intagible assets	1.623	3.450	-53,0%
	689.176	590.123	16,8%
Total assets	**848.551**	**855.002**	**-0,8%**

Balance Sheet – Liabilities

Assets (R$ thousand)	03/31/2017	06/30/2016	Change
Current liabilities			
Trade accounts payable	21.168	12.073	75,3%
Loans and financing	54.401	51.615	5,4%
Labor obligations	5.027	8.856	-43,2%
Taxes payable	3.703	6.277	-41,0%
Dividends payable	23	2.532	-99,1%
Derivative financial instruments	2.591	2.165	19,7%
Accounts payable for acquisitions	29.000	22.261	30,3%
Transactions with related parties	5.774	536	977,2%
Advances from customers	350	278	25,9%
Other liabilities	795	5.442	-85,4%
	122.832	**112.035**	**9,6%**
Non-current liabilities			
Loans and financing	65.552	48.230	35,9%
Taxes payable	258	970	-73,4%
Derivative financial instruments	825	4.392	-81,2%
Provision for legal claims	2.000	1.455	37,5%
Other liabilities	115	432	-73,4%
	68.750	55.479	23,9%
Total liabilities	**191.582**	**167.514**	**14,4%**
Equity			
Capital	584.224	584.224	0,0%
Capital reserves	1.525	1.771	-13,9%
Treasury shares	(27.924)	(37.203)	-24,9%
Profits reserves	54.277	91.158	-40,5%
Proposed additional dividends	-	7.533	-100,0%
Equity variation adjustment	38.684	40.005	-3,3%
Accumulated losses	6.183	-	n.a.
Total equity	**656.969**	**687.488**	**-4,4%**
Total liabilities and equity	**848.551**	**855.002**	**-0,8%**

Cash Flow

R$ (thousand)	9M17	9M16	Change
Profit (loss) for the period	6.183	24.984	-75,3%
Adjustments to reconcile net income			
Depreciation and amortization	7.201	12.194	-40,9%
Residual value of fixed assets	1.587	189	n.a.
Cost result capitalized in investment properties	62	12	739,7%
Exchange rate variation effect	3.730	4.547	416,7%
Equity Pickup	79	-	-18,0%
Gain (loss) unrealized results with derivatives	(9.553)	(10.587)	n.a.
Exchange rate, monetary and financial charges unrealized	(7.291)	(25.535)	-9,8%
(Gain) on remeasurement of receivables from sale of farms, machinery and financial leasings	2.888	(4.152)	-71,4%
Income and social contribution taxes	3.055	(536)	n.a.
Fair value of biological assets and agricultural products and depletion of harvest	(5.464)	9.207	n.a.
Provision (Reversal) of impairment of agricultural products after harvest	437	(593)	n.a.
Allowance for doubtful accounts	269	59	n.a.
Provisions for lawsuits	545	1.540	355,9%
Discount on payment of Alto Taquari farm	-	(2.277)	-64,6%
	3.728	**9.052**	**-100,0%**
Change in operating working capital			
Trade accounts receivable	(1.762)	17.164	n.a.
Inventories	15.758	14.997	5,1%
Biological Assets	(25.648)	(48.004)	-46,6%
Recoverable Taxes	(349)	(5.005)	-93,0%
Derivative Transactions	20.573	(5.784)	n.a.
Other assets	(1.250)	(1.723)	-27,5%
Suppliers	8.685	5.140	69,0%
Related parties	17.305	(565)	n.a.
Taxes payable	(2.437)	(10.672)	-77,2%
Paid income tax and social contribution	(2.643)	(9.332)	-71,7%
Labor obligations	(3.829)	(5.912)	-35,2%
Advance from customers	72	(5.380)	n.a.
Other obligations	(4.976)	548	n.a.
Net Cash generated by (used in) operating activities	**23.227**	**(45.476)**	**n.a.**
CASH FLOW OF INVESTMENT ACTIVITIES			
Additions to immobilized and intangible	(21.599)	(1.007)	n.a.
Additions to property for investments	(109.800)	(7.296)	n.a.
Redemption of (investment in) marketable securities	124.728	199.719	-37,5%
Amount received from the sale of farm	-	12.593	-100,0%
Net cash (invested in) investment activities	**(6.671)**	**204.009**	**n.a.**
CASH FLOW OF FINANCING ACTIVITIES			
Payment of farm purchase	-	(27.395)	-100,0%
Loans and financing	38.268	37.940	0,9%
Interest from Loans and Financing	(6.137)	(5.237)	17,2%
Payment of loans and financing	(46.394)	(46.797)	-0,9%
Treasury shares	(5.848)	(23.235)	-74,8%
Receivables from exercise of stock options	-	2.096	-100,0%
Dividends paid	(32.042)	(80.603)	-60,2%
Generated (provided) net cash by financing activities	**(52.153)**	**(143.231)**	**-63,6%**
Increase (decrease) in cash and cash equivalents	**(35.597)**	**15.302**	**n.a.**
Cash and cash equivalents at the beginning of the year	54.204	75.620	-28,3%
Cash and cash equivalents at the end of the year	18.607	90.922	-79,5%
	(35.597)	**15.302**	**n.a.**

Weights and Measures used in Agriculture

Weights and measures used in agriculture		
1 ton	1.000 kg	
1 kg	2,20462 pounds	
1 pound	0,45359 kg	
1 acre	0,40469 hectares	
1 acre	0,1840 bushel	
1 hectare (ha)	2,47105 acres	
1 hectare (ha)	10.000 m²	
1 alqueire	5,4363 acres	
Soybean		
1 bushel of soybean	60 pounds	27,2155 kg
1 bag of soybean	60 kg	2,20462 bushels
1 bushel/acre	67,25 kg/ha	
1,00 US$/bushel	2,3621 US$/bag	
Corn		
1 corn bushel	56 pounds	25,4012 kg
1 bag of corn	60 kg	2,36210 bushels
1 bushel/acre	62,77 kg/ha	
1,00 US$/bushel	2,3621 US$/bag	
Cotton		
1 bale	480 pounds	217,72 kg
1 arroba	14,68 kg	
Sugarcane		
ATR - Total Recoverable Sugar		